1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOR ALDEN

thor.alden@dechert.com +1 202 261 3391 Direct

November 16, 2016

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”) File Nos.: 333-111986; 811-21475

 Dear Ms. Dubey:

We are writing in response to comments provided on November 4, 2016 with respect to Post-Effective Amendment No. 98 filed on Form N-1A on September 23, 2016 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class R6 shares of RBC Emerging Markets Equity Fund, RBC Global Opportunities Fund, and RBC International Opportunities Fund (the “Funds”), a new share class of each of the Funds. Each Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on their behalf.

I.	Summary Section of Prospectus – All Funds

Comment 1.       Please confirm the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Response 1.                We confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Comment 2.       With regard to the footnote to the fee table, please describe who may terminate the expense limitation agreement and the circumstances by which it may be terminated.

Response 2.              The disclosure will be revised to state that the expense limitation agreement may be revised or terminated by the Fund’s board of trustees, if the board consents to a revision or termination as being in the best interests of the Fund.

Comment 3.      Please revise the last sentence in the footnote to the expense table to clarify that recoupment is permitted only for the relevant period from the specific time the fees were waived/reimbursed.

Response 3.                The Fund intends to revise this language as part of its annual update once the corresponding expense limitation agreement has been amended.

Comment 4.       The footnote to the fee table states that the Fund will carry forward, for a certain period “any expenses in excess of the expense limitation and repay the Advisor such amounts provided the Fund is able to do so and remain in compliance with the expense limitation in place at the time the fees were waived or expenses paid.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73), which reminds registrants that they cannot recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap.

Response 4.                The Fund intends to revise this language as part of its annual update once the corresponding expense limitation agreement has been amended.

Comment 5.       The footnote to the fee table of the Fund states that the “Fund will carry forward, for a period not to exceed 3 years from the end of the fiscal year in which the Advisor waives fees or pays expenses, any expenses in excess of the expense limitation and repay the Advisor such amounts provided the Fund is able to do so and remain in compliance with the expense limitation in place at the time the fees were waived or expenses paid.” Please revise the footnote to limit the recoupment period to three years after the fees were paid and not to three years after the fiscal year end in which the Advisor waived fees or paid expenses.

2

Response 5.                The Fund intends to add corresponding disclosure as part of its annual update once the corresponding expense limitation agreement has been amended.

Comment 6.       Throughout the registration statement, when referencing a Fund’s 80% investment policy, please clarify whether the reference to assets is to net or total assets in accordance with Rule 35d-1 of the 1940 Act.

Response 6.                The registration statement notes on page 18 that for purposes of the Funds’ “80% policies, ‘assets’ is defined as net assets, plus the amount of any borrowings for investment purposes.” The Funds will revisit this disclosure as part of their upcoming annual update to consider whether to disclose this statement more prominently.

Comment 7.       Please supplementally explain how derivatives are valued for purposes of a Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 7.                The Funds currently do not use derivatives, but may do so in the future. If the Funds determine to use derivatives, they will consider whether to use the market value of such derivatives for purposes of a Fund’s 80% policy. In addition, as part of their annual update, the Funds will consider revising or discontinuing disclosure of derivatives in their registration statement.

Comment 8.       With respect to a Fund’s reference to convertible securities in its principal investment strategies, confirm whether the Fund invests a significant portion of its assets in contingent convertible (“CoCo”) instruments as part of its principal investment strategies. If yes, please add CoCo-specific disclosure to the Fund’s principal investment strategies and principal risks sections.

3

Response 8.                Each Fund currently does not invest significantly in CoCo instruments and therefore does not intend to revise its principal investments strategies and/or principal risks sections at this time. If a Fund does invest a significant portion of its assets in CoCo instruments in the future, it will reconsider the inclusion of CoCo-specific disclosure in the Fund’s prospectus.

II.	Summary Section of Prospectus – RBC Emerging Markets Equity Fund

Comment 9.       The RBC Emerging Markets Equity Fund notes in its principal investment strategy that it invests in “equity securities and/or investments that provide exposure to equity securities.” Please identify the investments that provide exposure to equity securities as well as any corresponding risks.

Response 9.                The Fund intends to revise its principal investment strategy as part of its upcoming annual update to address this comment.

Comment 10.           The RBC Emerging Markets Equity Fund states that a security is economically tied to an emerging market country if it “derives a significant percentage of its income from its operation within the emerging market country, or has a significant percentage of its assets in the emerging market country.” Please revise the term “significant” to provide a more specific indication, such as a percentage, of income or assets that are used to deem a security economically tied to an emerging market country. See also IC Release No. 24828, footnote 24.

Response 10.                The Fund intends to revise its principal investment strategy as part of its upcoming annual update to address this comment.

Comment 11.           With respect to the RBC Emerging Markets Equity Fund’s reference that it “may consider” certain classifications in determining whether a country is emerging or developed, please add specific criteria to the principal investment strategy describing how countries are determined to be an emerging market country. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of “specific criteria” used by the Fund to select investments pursuant to its names rule policy.

Response 11.                The Fund intends to revise its principal investment strategy as part of its upcoming annual update to provide greater specificity.

4

Comment 12.       The RBC Emerging Markets Equity Fund’s principal investment strategy states that “emerging market countries include, but are not limited to, countries in Asia (excluding Japan), Africa, Eastern Europe, the Middle East, and Latin America.” Consider deleting “but are not limited to” or making other changes to provide a more specific indication as to how countries are determined to qualify as emerging market countries. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of “specific criteria” used by a fund to select investments pursuant to its names rule policy.

Response 12.                The Fund intends to revise its principal investment strategy as part of its upcoming annual update to provide greater specificity.

Comment 13.       Please revise the RBC Emerging Markets Equity Fund’s principal investment strategies and principal risks to disclose the Fund’s market capitalization policy for the stocks that it buys and the corresponding risks that apply.

Response 13.                The Fund intends to revise its investment strategy as part of its upcoming annual update to provide greater specificity.

III.	Summary Section of Prospectus – RBC Global Opportunities Fund

Comment 14.       With respect to the Fund’s reference that it seeks to achieve its investment objective by “primarily investing in equity securities of issuers located throughout the world,” please address how the Fund is economically tied to a number of countries around the world. For example, consider disclosing that the Fund will normally invest at least 40% of its assets in non-U.S. securities.

Response 14.                The Adopting Release for Rule 35d-1 under the 1940 Act clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. In the Adopting Release the SEC stated “that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name may invest in securities of issuers in at least three different countries (which may include the United States). The Fund’s current disclosure reflects this position. However, as part of its annual update, the Fund will consider whether to add specific criteria to the Fund’s principal investment strategy regarding its investments in non-U.S. securities.

5

Comment 15.       The RBC Global Opportunities Fund includes a “Geographic Focus Risk.” If currently focused in a particular region or country, please note that fact in its strategy and add specific risk disclosure related to the applicable region or country.

Response 15.                This risk was included to note that the Fund has flexibility to focus in various regions or countries based on the adviser’s analysis of market opportunities at a particular time. Currently, the Fund does not anticipate that there is a particular country or region in which it will consistently concentrate its investments.

IV.	Summary Section of Prospectus – RBC International Opportunities Fund

Comment 16.       The RBC International Opportunities Fund includes a “Geographic Focus Risk.” If currently focused in a particular region or country, please note that fact in its strategy and add specific risk disclosure related to the applicable region or country.

Response 16.                This risk was included to note that the Fund has flexibility to focus in various regions or countries based on the adviser’s analysis of market opportunities at a particular time. Currently, the Fund does not anticipate that there is a particular country or region in which it will consistently concentrate its investments.

V.	Statutory Section of Prospectus – All Funds

Comment 17.       In the first sentence of the third full paragraph of the “Pricing of Fund Shares” section on page 27 of the Prospectus, please delete the word “generally.”

Response 17.                The Funds intend to make this change as part of their upcoming annual update.

Comment 18.       The $15 wire fee that is discussed on page 34 of the Prospectus appears to be a redemption fee. Redemption fees may not exceed 2%. See Rule 22c-2(a)(1)(i) under the 1940 Act. As each Fund already charges a 2% redemption fee on shares held for 30 days or less, please explain to us why the combination of the redemption fee and the $15 wire fee does not violate Rule 22c-2(a)(1)(i) under the 1940 Act.

6

Response 18.                The Funds’ fees in connection with redemptions comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed. The Funds will revise their disclosure to indicate that the 2% redemption fee does not apply to Class R6 shares of the Funds.

VI.	Statement of Additional Information – All Funds

Comment 19.       The Statement of Additional Information states that “In cases where a Fund is the buyer of a [credit default swap (“CDS”) or a credit default index swap (“CDX”)] contract, a Fund will earmark and reserve assets, in cash or liquid securities, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis. In cases where a Fund is a seller of a CDS or CDX contract, the Fund will earmark and reserve assets, in cash or liquid securities, equal to the full notional value of the CDS or CDX.” Please confirm that if a Fund purchases a CDS or CDX contract that it will segregate the value of the total amount of the premium payment owed plus the amount of any prepayment penalty.

Response 19.                The Funds intend to segregate assets with respect to any derivatives positions in a manner that they determine to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. The Funds currently do not purchase or sell CDS or CDX contracts, but may do so in the future. If the Funds determine to purchase or sell CDS or CDX contracts, they intend to align their segregation practices with those outlined in the Staff’s comment.

Comment 20.       In the “Investment Restrictions” section on pages 17-18 of the SAI, please add a description of what it means for a Fund to be diversified or concentrated.

Response 20.                The disclosure will be revised accordingly.

7

Comment 21.       In the section “Investment Sub-Advisor” in the SAI, please confirm if the subadvisory fees disclosure satisfies Item 19(a)(3) of Form N-1A.

Response 21.                We believe that the disclosure is responsive. Item 19(a)(3)(i) of Form N-1A requires the disclosure of “the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser…”. This instruction clearly states that amounts paid to affiliated advisers, such as RBC Global Asset Management (UK) Limited, can be aggregated and only amounts paid to non-affiliated advisers must be disclosed separately. However, as part of the upcoming annual update, we will consider whether to nonetheless disclose the total dollar amounts that are paid to RBC Global Asset Management (UK) Limited.

Comment 22.       Under “Proxy Voting Policies” on page 30 of the SAI, please provide a more detailed description of the Funds’ proxy voting policies and procedures, or alternatively include a copy of the policies and procedures themselves.

Response 22.                The Funds will include a copy of their policies and procedures.

*       *       *       *       *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden